K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

Richard H. Gilden
Partner
Tel:  212 715-9486
Fax:  212 715-8085

September 22, 2010

Ms. Karen Ubell
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-3628

Re:	Compugen Ltd. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 11, 2010 File No. 000-30902

Dear Ms. Ubell:

We are U.S. securities counsel for Compugen Ltd. (the “Company”).  The Company has requested that we respond on its behalf to the comment letter dated September 9, 2010 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”).

For convenience, we have set forth below in italics the comment contained in the Comment Letter, followed by the Company’s response.

Item 4.  Information on the Company; Raw Materials, page 29

1.  We note your disclosure regarding the types of raw materials you use.  Please provide draft disclosure for inclusion in future filings that expands your disclosure to include a discussion and evaluation of the sources and availability of your raw material requirements, including the databases, biological samples and biological reagents that are material to your business.

Response:

In response to this comment, the Company proposes to include the following information in its future filings with the Commission:

“Raw Materials

We use a large range of raw materials in our research and discovery activities, including databases, biological reagents and biological samples.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM
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K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

Ms. Karen Ubell
September 22, 2010

We use biological information databases such as databases of ESTs, which are short nucleotide sequences that code for the expression of partial mRNA, databases of mRNA, DNA and protein sequences, gene expression databases, including datasets from microarray experiments, protein structure databases, and databases that match drugs with their respective targets.

These databases include both public free of charge databases as well as proprietary databases. The public databases are maintained by various, often publically funded organizations, and are regularly updated. The proprietary databases are licensed or accessed on standard commercial terms.

We also use a large range of biological reagents such as cell growth media, enzymes, and antibodies as well as cell lines and human tissue samples for our therapeutic and diagnostic validation activities.

We use a variety of commercially available growth media, enzymes and antibodies directed towards publicly known molecules from various companies (such as Sigma Aldrich, Abcam). We obtain antibodies and hybridomas developed specifically for our candidates from companies such as Sigma Aldrich, and Rockland Immunochemicals Inc.  We obtain synthesized peptides from various companies such as Pepscan Therapeutics and Sigma Aldrich, and we obtain proteins from companies such as Catalent.

With respect to cell lines, we use commercially available human cell lines which we purchase from companies, such as the American Type Culture Collection, a nonprofit biological resource center and research organization. Some of these cell lines are modified by us for Compugen’s target expression. We also use a wide variety of commercially available cell lines for various functional and molecular biology assays.

We use RNA samples derived from various human cancer tissues (i.e. colon carcinoma, breast cancer) and normal tissues (i.e. brain, kidney, heart) which are commercially available from various companies such as Analytical Biological Services Inc., Biochain, and Asterand.

In view of the many projects at Compugen, we do not consider any individual raw material, when considered alone, to be material to the Company.

Item 4.  Information on the Company; Intellectual Property, page 29

2.  Please provide draft disclosure for inclusion in future filings that expands your disclosure to disclose the expiration dates of your material patents and whether such patents relate to your therapeutic potential product candidates, diagnostic potential product candidates or your technology platform.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

Ms. Karen Ubell
September 22, 2010

patents relate to your therapeutic potential product candidates, diagnostic potential product candidates or your technology platform.

Response:

In response to this comment, the Company proposes to include the following information in its future filings with the Commission:

“Intellectual Property Rights

Our intellectual property assets are our principal assets. These assets include the intellectual property rights subsisting in our proprietary know-how and trade secrets underlying our predictive biology capabilities and discovery platforms, our patents and patent applications,  particularly with respect to Compugen discovered molecules and utilities, and the copyrights subsisting in our software and related documentation. We seek to vigorously protect our rights and interests in our intellectual property. We expect that our commercial success will depend on, among other things, our ability to obtain commercially valuable patents especially for our therapeutic and diagnostic product candidates, maintain the confidentiality of our proprietary know-how and trade secrets and otherwise protect our intellectual property.

We seek patent protection for certain promising inventions that relate to our therapeutic and diagnostic potential product candidates as well as certain components of our technology platforms. Subject to the following paragraph, we currently have a total of 22 issued patents of which 20 are US patents. Subject to the following paragraph, we also have 85 pending patent applications, which include 35 patent applications that have been filed in the United States (4 of which have to date been allowed for issuance) and 3 applications that have been filed under the Patent Cooperation Treaty for which we have not yet designated the countries of filing.

Our general policy is to continue patent filings and maintenance for our therapeutic and diagnostic inventions, including for related inventions such as antibodies and peptides, only with respect to candidates or projects that are being actively pursued internally or with partners, or that we believe to have future commercial potential. We routinely abandon patent applications and may choose to abandon maintenance of patents supporting candidates or projects that do not meet these criteria; at the current time, and in view of the many projects at Compugen, we do not consider any individual patent or patent application, when considered alone, to be material to the Company.

We also seek protection for our proprietary know-how and trade secrets that are not protectable or protected by patents, by way of safeguarding them against unauthorized disclosure. This is done through the extensive use of confidentiality agreements and assignment agreements with our employees, consultants and third parties as well as by technological means. We use license agreements both to access third party technologies and to grant licenses to third parties to exploit our intellectual property rights.”

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

Ms. Karen Ubell
September 22, 2010

Item 7.  Major Shareholders and Related Party Transactions; Related Party Transactions; Evogene Ltd.  page 51

3.  You disclose that Martin Gerstel, your Chairman of the Board, has also served as the Chairman of Evogene’s Board since December 19, 2004.  Please file copies of your August 2006 Software License Agreement with Evogene and the May 2007 extension to that agreement which you disclose in Note 16 to your consolidated financial statements.  See 4(b)(i) of the Instructions to Exhibits of Form 20-F.

Response:

In response to this comment, the Company has, on September 21, 2010, filed the above-identified agreements under a Form 6-K, which will be expressly incorporated by reference in future Commission filings.

If you or other members of the Staff have any further questions or comments concerning these responses or if you require additional information, please feel free to contact me at the telephone number above.

Very truly yours,

/s/ Richard H. Gilden

Richard H. Gilden

cc:          Anat Cohen-Dayag, President & CEO, Compugen
Dikla Czaczkes Axselbrad, CFO, Compugen
Martin Gerstel, Chairman of the Board, Compugen

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE